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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 2, 1997

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM 15

         Certification and Notice of Termination of Registration Under
         Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

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                         Commission File Number 0-11097

                        ATLANTIC SOUTHEAST AIRLINES, INC.
               (Exact name of registrant as specified in charter)

                          100 HARTSFIELD CENTRE PARKWAY
                                    SUITE 800
                             ATLANTA, GEORGIA 30354
                                 (404) 766-1400
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          COMMON STOCK $0.10 PAR VALUE
            (Title of each class of securities covered by this Form)

            (Title of all other classes of securities for which a duty to file reports Sections 13 and 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [x]                               Rule 12h-3(b)(1)(ii)      [  ]
         Rule 12g-4(a)(1)(ii)       [ ]                               Rule 12h-3(b)(2)(i)       [  ]
         Rule 12g-4(a)(2)(i)        [ ]                               Rule 12h-3(b)(2)(ii)      [  ]
         Rule 12h-3(b)(1)(i)        [ ]                               Rule 15d-6                [  ]

         Approximate number of holders of record as of the certification or notice date: There are approximately one (1) holders of record of the Atlantic Southeast Airlines, Inc. Common Stock (the Common Stock of Atlantic Southeast Airlines, Inc. was converted into the common stock, $0.10 par value per share, of the holding company, ASA Holdings, Inc., as part of a reorganization that was consummated on December 31, 1996, that formed a holding company for Atlantic Southeast Airlines, Inc., as described in more detail in the Registration Statement on Form S-4 [Registration No. 333-13071], as amended, that was filed by ASA Holdings, Inc.).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Southeast Airlines, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 2, 1997

                            ATLANTIC SOUTHEAST AIRLINES, INC.

                            By: /s/ George F. Pickett
                                -----------------------------------------------
                            George F. Pickett, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)